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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Courtney Lindsay Kathleen Krebs Joseph Cascarano Robert Littlepage

Re:	HeadHunter Group PLC Draft Registration Statement on Form F-1 Confidentially submitted on December 12, 2017 CIK No. 0001721181

Ladies and Gentleman:

On behalf of HeadHunter Group PLC, referred to in the first Draft Registration Statement submitted under CIK No. 0001721181 as Zemenik Trading Limited (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) with the Securities and Exchange Commission (the “Commission”) on December 12, 2017 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on January 8, 2018 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Submission No. 2, five of which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

March 12, 2018

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is providing copies of the written communications, as defined in Rule 405 under the Securities Act, that were used in meetings with potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis. Such materials were only made available for viewing by such investors during the Company’s presentation. Pursuant to Rule 418 under the Securities Act, such copies shall not be deemed to be filed with, or a part of or included in, the Registration Statement. Additionally, pursuant to Rule 418(b) under the Securities Act, the Company requests that the Staff return copies of such materials to the Company. Other than these materials, the Company has not provided, and it has not authorized any person to provide, any written materials in reliance on Section 5(d) of the Securities Act. The Company will undertake to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Presentation of Financial and Other Information, page ii

2.	Please clarify here, and elsewhere as appropriate, if the Acquisition resulted in a change in control over Headhunter FSU Limited and advise us.

Response: The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s request, the Company has revised page ii of Submission No. 2 to clarify that the Acquisition resulted in a change of control over Headhunter FSU Limited. Zemenik Trading Limited was incorporated by Highworld Investments Limited, a subsidiary of Elbrus Capital Fund II, L.P. and Elbrus Capital Fund IIB, L.P., and ELQ Investors VIII Limited, a subsidiary of GS Group Inc., and on February 24, 2016, Zemenik Trading Limited acquired a 100% interest in Headhunter FSU Limited, which was previously controlled by Mail.Ru, an unrelated company. The Company acquired all shares of Headhunter FSU Limited on February 24, 2016, and the prior shareholders of Headhunter FSU Limited have no continuing ownership interest. Because the Company succeeded to substantially all of the businesses of Headhunter FSU Limited and the Company had no material operations before the Acquisition, we consider Headhunter FSU Limited the predecessor entity of the Company.

Market and Industry Data, page iv

3.	We note references throughout the prospectus to third-party market data derived from the reports you identify on page iv. Please provide us with copies of these reports, clearly cross-referencing each statement in the prospectus with the underlying factual support. Also provide a consent from J’Son & Partners to the use of the 2017 report that it prepared in anticipation of this offering.

Response: The Company respectfully acknowledges the Staff’s comment and has supplementally provided to the Staff, under separate cover, the materials that support the third-party statements in the Draft Registration Statement. To expedite the Staff’s review, the Company has marked the materials so that the Staff can easily locate and review the relevant data.

The Company has included a consent from J’Son & Partners as Exhibit 23.3 to Submission No. 2.

March 12, 2018

Prospectus Summary, page 1

4.	Please clarify what “Key Accounts” are on first use as you discuss financial performance using this term throughout your prospectus, but do not define it until page 77.

Response: The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s request, the Company has revised page 5 of Submission No. 2 to clarify what “Key Accounts” are on first use of the term.

Overview, page 1

5.	Please balance the disclosure of your revenues with disclosure of your net income (loss) for the same periods.

Response: The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s request, the Company has revised the disclosure on pages 2, 72 and 107 of Submission No. 2 to balance the disclosure of revenues with net income (loss) for the same periods.

Status as a “Controlled Company,” page 13

6.	Please tell us whether Highworld Investments Limited and ELQ Investors Limited and their respective owners will act as a group for purposes of Regulation 13D-G.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Highworld Investments Limited and ELQ Investors VIII Limited (the “Shareholders”) and their respective owners will act as a group for purposes of Regulation 13D-G. The Shareholders will enter into a Shareholders’ Agreement in connection with this offering, pursuant to which the Shareholders will form a group for the purpose of acquiring, holding, voting or disposing of the Company’s ordinary shares.

The Shareholders’ Agreement will be filed as Exhibit 4.3 to a subsequent amendment to the Registration Statement.

Corporate and Capital Structure, page 16

7.	Please briefly explain why you are incorporated in Cyprus when your business operations are in Russia and the Commonwealth of Independent States (“CIS”). Also explain why your top level corporate structure consists of three holding company that alternate between Cyprus, then Russia and then Cyprus. In your discussion, address that this structure does not comply with formal requirements of Russian law that states that a shareholder of a wholly owned subsidiary cannot itself be a wholly owned company.

Response: The Company respectfully advises the Staff that its current corporate structure is the result of the cumulative effect of the holding structure that existed at the level of its key operating subsidiary, Headhunter LLC (a Russian entity), under its prior ownership and requirements under the credit facility the Company entered into in connection with the Acquisition (the “Credit Facility”). Historically, Headhunter LLC has been the key operating subsidiary of the Group. Its sole shareholder was Headhunter FSU Limited (a Cypriot entity), and this structure was created by the former owner of Headhunter LLC.

March 12, 2018

For purposes of the Acquisition, the Selling Shareholders organized the Company, a newly established Cypriot entity. The Selling Shareholders chose Cyprus as the organizational jurisdiction for its well-developed legal mechanisms, particularly those related to corporate governance. Cyprus is a common jurisdictional choice for Russian investments, as Cyprus has adopted many common law principles and recognizes English case law.

Pursuant to the Acquisition, the Company acquired a 100% interest in Headhunter FSU Limited. In connection with the financing of the Acquisition, the Company entered into the Credit Facility through a newly established wholly owned Russian subsidiary, Zemenik LLC, as required by the lender. The Company transferred its 100% interest in Headhunter FSU Limited to Zemenik LLC.

Upon completion of the Acquisition, the Company’s structure included three wholly owned entities: the Company as the sole shareholder of Zemenik LLC, which is the sole shareholder of Headhunter FSU Limited, which, in turn, is the sole shareholder of Headhunter LLC.

Such structure does not comply with the formal requirements of Russian law that states that a shareholder of a wholly owned subsidiary cannot itself be a wholly owned subsidiary. To modify our structure to comply with these formal requirements, on January 15, 2018, the board of Headhunter FSU Limited approved the issuance of one ordinary share of Headhunter FSU Limited to the Company, which results in Headhunter FSU Limited having two shareholders. Upon completion of this share issuance, the Company now complies with the formal requirements of Russian law. The Company has revised page 16 of Submission No. 2.

8.	Please revise your reference to “Free Float” in the diagram of your corporate structure to refer instead to the percentage of shares that will be held by public shareholders.

Response: The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s request, the Company has revised the diagram on page 16 of Submission No. 2 to refer instead to the percentage of shares that will be held by public shareholders.

Risk factors

We engage in de minimis activities relating to Crimea..., page 27

9.	You state that you believe that United States and EU sanctions do not preclude you from conducting your current business. Please advise us of the basis for your belief.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that current US sanctions against Crimea, and prohibitions against dealings with parties on the SDN List relating to Crimea, apply to “US persons.” “US persons” include US companies, US citizens, US lawful permanent residents, and parties physically present in the United States. We are not a US person, and do not involve US persons in de minimis business relating to Crimea. Although, as a Cypriot company, we are obliged to comply with EU sanctions, we are not engaged in any business related to Crimea that is prohibited under the current EU sanctions. For these reasons, we believe that current United States and EU sanctions do not preclude us from conducting our business.

March 12, 2018

Russian companies can be forced into liquidation on the basis of form non-compliance with certain applicable legal requirements, page 35

10.	Please disclose whether you will rectify existing breaches by restructuring your subsidiaries before you complete this offering.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has rectified all existing breaches by restructuring its subsidiaries. On January 15, 2018, the board of Headhunter FSU Limited approved the issuance of one ordinary share of Headhunter FSU Limited to the Company, which results in Headhunter FSU Limited having two shareholders. Upon completion of this share issuance, the Company now complies with the formal requirements of Russian law.

Dividend Policy, page 59

11.	Tell us if there are any material currency export regulations that may affect the ability of your Russian and other subsidiaries to remit funds to you to pay dividends or for other corporate purposes. Please update your disclosures as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no material currency export regulations that may affect the ability of the Company’s Russian or other subsidiaries to remit funds to the Company to pay dividends or for other corporate purposes.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 85

12.	We note that in your results of operations discussion you attribute the change in operating costs and expenses to increases in personnel headcount and investment in brand development. Please tell us what consideration you gave to quantifying the increases in headcount and investment in brand development. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant increases related to changes in personnel levels. We refer you to Section III. D of SEC Release 33-6835.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 83 of Submission No. 2 to include quantitative information describing the significant causes of increases or decreases in its operating expenses and applicable headcount information.

Our Industry, page 104

13.	You disclose here and throughout the prospectus the growth opportunities in your market and your growth strategy. Please balance your disclosure by providing risk factor and other disclosure addressing the specific challenges you may face in realizing your growth plans. For example, on page 8 you state that there is relatively low penetration for online recruitment services in Russia. Discuss the causes for that low penetration and the obstacles the company may face in overcoming those challenges.

Response: The Company respectfully acknowledges the Staff’s comment and in response to the Staff’s request, the Company has revised the risk factor disclosure on pages 24 and 25 of Submission No. 2 to address the specific challenges the Company may face in realizing its growth plans.

March 12, 2018

Despite relatively high overall internet penetration levels in Russia, penetration of online recruitment services has historically been low, with only 5.6% and 6.2% of all enterprises paying for online recruitment services in 2015 and 2016, respectively, according to J’Son & Partners. One of the factors causing such discrepancy is the uneven level of internet penetration throughout the country. For example, in the spring of 2017, while internet penetration in Moscow and St. Petersburg stood at 79% and 81%, respectively, penetration in more rural areas was significantly lower, at approximately 59% on average, according to J’Son & Partners. While job seekers and employers in larger cities have been using online recruitment platforms as their main job searching tool for several years, users based in other regions of Russia are only beginning to use online recruitment tools.

Other factors responsible for the low penetration rate of online recruitment services in Russia are the low popularity of these services among certain employees, particularly in the blue collar segment, and the prevalence of traditional recruitment channels, such as newspapers, billboards and word-of-mouth. In 2016 and 2017, online recruitment service providers began to focus their marketing efforts on smaller businesses and blue collar workers in more rural areas of Russia. This resulted in a significant inflow of new users, mostly based outside of large cities, to online recruitment platforms, and the online penetration in Russia increased to 9.9% in 2016 and to an estimated 15.5% in 2017, respectively, according to J’Son & Partners. As more job seekers search online, more employers use online recruitment platforms, further driving the increase in penetration and growing the size of our addressable market.

However, certain factors might prevent or delay the growth in our industry. The growth of our business depends on both market-related and company-related drivers. We refer to externally driven processes that shape the dynamics and growth areas of the markets that we operate in and that cannot be directly influenced by any single player, as “market-related drivers.” These drivers include the expected growth of online service penetration in the Russian regions, the increased penetration of online recruitment services among blue collar job seekers and growth in the number of small and medium enterprises in Russia. We refer to the internally driven processes that can be more easily influenced by the company’s operations in the industry as “company-related drivers.” These drivers include increasing customer monetization and enhancing the benefits of our technological platform and product offering. We have developed our growth strategy to take advantage of each growth area we have identified.

Both the market-related and company-related drivers could change, which could adversely affect our development and growth plans. For example, online service penetration in the Russian regions may decelerate due to, for example, slower economic development or declining population levels. The pace of adoption of online recruitment services by blue collar job seekers could be slower than anticipated due to the prevailing popularity of traditional recruitment channels. The number of small and medium enterprises could remain stable or start to decline, driven by adverse macroeconomic conditions within the country. As we regularly monitor our industry, negative changes in any of these drivers could cause us to reevaluate our strategic goals and development priorities.

March 12, 2018

Relevant Provisions of Cypriot Law, page 154

14.	Please discuss whether the exchange on which your securities will be listed will permit the potential personal liability of a shareholder beyond its investment in your securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that upon listing, the ordinary shares underlying the ADSs will be fully paid and non-assessable, and the Company’s registration statement will include an Exhibit 5 opinion affirming the same. The Company’s securities will be listed solely on a United States stock exchange, which requires that listed securities be fully paid and non-assessable. The holders of the Company’s ADSs, as shareholders, will not be liable under Cyprus corporate law beyond the amount paid for the ADSs.

Material Cyprus Tax Considerations

Taxation of Capital Gains, page 173

15.	Please state whether capital gains tax will be imposed on sales of the ADSs if your ADSs are listed on your proposed exchange. Also discuss whether you hold immovable property in Cyprus.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that no capital gains tax will be imposed on sales of the ADSs. The Company respectfully advises the Staff that it does not hold immovable property in Cyprus.

Stamp Duty, page 176

16.	Please disclose how the imposition of a stamp tax will affect purchases and sales of the ADSs.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that there are no applicable stamp duties with respect to the purchase and sale of the ADSs, and the Company has revised the disclosure on page 175 of Submission No. 2.

Material Russian Tax Considerations

Taxation of Dividends and other distributions (including distributions in kind), page 178

17.	In the third full paragraph on page 179, please clarify whether the exclusion from the 0% taxable rate applicable to “low tax” jurisdictions would apply to you.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s request, the Company has revised the disclosure on page 178 of Submission No. 2 to clarify that the list of “low tax” jurisdictions is issued by the Russian Ministry of Finance, and its current version does not include any countries where Russian Group companies have subsidiaries. Thus, the above exclusion from a 0% taxable rate should not be applicable in the case in hand. However, there can be no assurance that the schedule of “low tax” jurisdictions by the Ministry of Finance will remain unchanged.

March 12, 2018

Notes to the Consolidated Financial Statements

Note 4. Significant Accounting Policies

(i) Revenue, page F-15

18.	We note that you recognize revenue for CV database access, Job postings and Bundled subscriptions on a straight-line basis, with terms ranging from one day to twelve months. Please indicate the typical length of the subscription terms for each of your services. Furthermore, tell us when subscription terms commence.

Response: The Company respectfully acknowledges the Staff’s comment and has provided responsive information to the Staff under separate cover pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83 (“Rule 83”), the contents of which concern matters of business confidentiality or financial information within the purview of Rule 83.

Consolidated Financial Statements

Note 6. Operating Segments, page F-18

19.	We note that your Russia reportable segment produces substantially all of your revenues and EBITDA, predominately generated by your Moscow and St. Petersburg operations. We also note that key performance indicators such as revenue and customers are disaggregated by your Moscow and St. Petersburg operations. Please explain to us your consideration of whether the Moscow and St. Petersburg operations, individually or combined, are operating and/or reportable segments under the criteria in paragraph 5 of IFRS 8. As part of your response, please address the following:

•	Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM;

•	Tell us who is held accountable, if anyone, for the Moscow and/or St. Petersburg revenue streams. Also tell us the title and role of the people these individuals report to in the organization;

•	Describe any information regularly provided to the CODM that pertains to your operations in Moscow and St. Petersburg and tell us how frequently it is prepared; and

•	Describe any information regularly provided to the Board of Directors that pertains to your operations in Moscow and St. Petersburg and tell us how frequently it is prepared.

Response: The Company respectfully advises the Staff that our Moscow and St.-Petersburg operations are not our operating segments under the criteria in paragraph 5 of IFRS 8 for the following considerations:

IFRS 8, paragraph 5:

“An operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), …”

March 12, 2018

Our Russia segment is primarily structured on a functional basis and accordingly there are no components within the segment that engage in discrete business activities. We do not have any managers responsible for our profits and losses generated from Moscow and St Petersburg or any other region. Expense information is monitored by the Company at a total segment and total Company level by function.

“…(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and …”

The operating results reviewed by our CODM on a monthly basis are the revenue, operating expenses and EBITDA for our Russia segment, without any further breakdown of operating expenses and EBITDA to our operations in Moscow, St.-Petersburg or other regions of Russia. Our CODM also receives similar information for our Belarus, Kazakhstan, and Ukraine segments.

Financial KPIs included in the compensation plan of our key management relate to total Company and total Russia segment results.

Our CODM also reviews supplemental revenue information for our Russia segment as follows:

•	customer location (Moscow, St.-Petersburg, other regions of Russia),

•	customer segment (Key Accounts and Small and Medium Accounts), and

•	product (Core Services in total, and Other VAS broken down further to product group).

In addition, our CODM reviews cash sales, number of paying customers and average revenue per customer metrics on a monthly basis for ‘Moscow Key Accounts’, ‘St.-Petersburg Key Accounts’, ‘Regional Key Accounts’ (by region), and ‘Small and Medium Businesses’ (by region), and certain non-financial metrics.

In the absence of an acting Board of Directors, we have historically also regularly provided this same information to our shareholders.

“…(c) for which discrete financial information is available.”

No discrete financial information is available for Moscow and St Petersburg other than revenue and revenue related metrics.

Our Chief Operating Decision Maker (“CODM”) is Mikhail Zhukov, who is our Chief Executive Officer (“CEO”). The role of our CEO includes:

a)	development of the Company’s strategy;

b)	development and overseeing implementation of the Company’s short-term and long-term plans according to the Company’s strategy;

March 12, 2018

c)	during the Company’s annual budgeting process, setting high-level financial targets, for example revenue growth rate and EBITDA margin, for each segment; making budget allocation decisions at a functional level; and approving the Company’s annual budget;

d)	regular review of the Company’s results;

e)	defining the organizational structure of the Company and making staffing decision at a functional management level;

f)	approval of compensation and benefits system for the management and personnel of the Company;

g)	identifying regulatory, competition and other business risks and making sure that the Company reasonably addresses them;

h)	acting in capacity of Head of Sales, and

i)	enabling communication between Company and shareholders.

The individuals who directly report to our CEO are as follows:

•	Olga Mets, Chief Marketing Officer, responsible for brand awareness, job seeker’s traffic acquisition and engagement, client marketing, and PR.

•	Gleb Lebedev, Chief Product Officer, manages our core products which are Bundled Subscriptions, Access to CV Database, and Job postings and is responsible for effectiveness of product experience for our users which are job seekers and employers, product pricing and features, and our mobile application.

•	Pavel Martyshev, Chief Technology Officer, manages our development team and is responsible for all software development related to our web-site.

•	Slava Zhuravlev, Head of IT Infrastructure, is responsible for our web-site infrastructure up time.

•	Grigorii Moiseev, Chief Financial Officer, is responsible primarily for reporting, budgeting, and treasury management.

•	Dmitry Sergienkov, Chief Corporate Development Officer, is responsible for M&A activities and capital markets.

•	Boris Volfson, Chief Business Development Officer, is responsible for managing new projects of the Company, which specifically includes, at the present date, implementation of machine learning in our search engine in order to provide the most efficient job postings of CVs search results, as well as for advising our CEO on new technology emerging in the area of online recruiting.

•	Marina Khadina, ‘Talantix’ Product Manager, is responsible for development of our new cloud-based Applicant Tracking System (ATS) ‘Talantix’.

March 12, 2018

•	Irina Gracheva, Promotional Products Product Manager, is responsible for pricing, effectiveness and development of our advertisement products which includes display ads, context ads, and branded customer pages.

•	Natalia Danina, HR Analytics Product Manager, is responsible for pricing, effectiveness and development of our analytical products such as average salary or workforce availability information.

•	Efimov Roman, Product Manager, is responsible for pricing, effectiveness and development of our platform ‘HR Space’ which connects freelancing recruiters and employers, and StaffStation, our platform for temporary personnel search.

•	Viktoria Dikareva, Head of Sales–Moscow Key Accounts, is responsible for revenue streams from our Key Accounts located in Moscow.

•	Yulia Sakharova, Head of Sales–St.-Petersburg Key Accounts, is responsible for revenue streams from our Key Accounts located in St.-Petersburg.

•	Olga Kochkina, Head of Sales–Regional Key Accounts, is responsible for revenue streams from our Key Accounts located in other regions in Russia, to which we sell through our local sales teams located in the largest cities of Russia.

•	Andrey Panteleev, Head of Small and Medium Accounts, is responsible for revenue streams from our Small and Medium Accounts in Russia.

•	Irina Shumakova, Sales Processes Manager, is responsible for keeping the Company’s repository of sales policies, procedures and tools up to date, and automation of sales function using our Customer Relationship Management (CRM) software.

•	Marina Lvova, Head of Human Resources, is responsible for corporate code, hiring and retaining best personnel, staff assessment, maintaining personnel records in accordance with applicable laws, managing our benefits package, and organizing corporate events.

•	Olga Kuznetsova, Head of User Support, is responsible for providing support to our users which include job seekers and employers via various channels of communications such as telephone, chat, or e-mail.

•	Yuri Donnikov, Head of Legal, manages legal affairs, and is also responsible for compliance and risk management in our Russia operations.

•	Gennady Beregovsky, Head of Office IT Infrastructure, is responsible for IT infrastructure of our offices in Russia.

March 12, 2018

•	Vitaliy Terentiev, Head of Information Security, is responsible primarily for fraud monitoring, protection from cyberattacks, and our office and core IT infrastructure information security.

•	Nina Bichenko, General Director–Kazakhstan is managing our Kazakhstan segment, including sales, marketing, administrative and accounting functions.

•	Svetlena Shaporova, General Director–Belarus, is managing our Belarus segment, including sales, marketing, administrative and accounting functions.

•	Marina Makoviy, General Director–Ukraine is managing our Ukraine segment, including local sales, marketing, administrative and accounting functions.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44 20.7710.1872 or by fax at +44.20.7374.4460 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David C. Boles

David C. Boles
of LATHAM & WATKINS (London) LLP

cc:	Gregory Moiseev, HeadHunter Group PLC
Dmitry Sergienkov, HeadHunter Group PLC
J. David Stewart, Latham & Watkins LLP
Darina Lozovsky, White & Case LLP